Exhibit 3.3

CERTIFICATE OF AMENDMENT

OF THE

RESTATED CERTIFICATE OF INCORPORATION

OF

AVENUE ENTERTAINMENT GROUP, INC.
(a Delaware Corporation)

The undersigned, Michael D. Feldman, hereby certifies that:

1. He is Chairman and Chief Executive Officer of Avenue Entertainment Group, Inc. (the “Corporation”), a Delaware corporation, and is duly authorized by the unanimous written consent of the Board of Directors of the Corporation to execute this instrument.

2. This Certificate of Amendment of the Restated Certificate of Incorporation was duly approved by the Corporation’s Board of Directors and duly adopted by written consent of the holders of a majority of the shares of common stock of the Corporation in accordance with the applicable provisions of Sections 228 and 242 of the General Corporation Law of the State of Delaware.

3. Article First of the Restated Certificate of Incorporation is hereby amended to read in its entirety as follows:

“FIRST: The name of the corporation is alpha-En Corporation (hereinafter referred to as the “Corporation”).”

3. Article Fourth, Section A of the Restated Certificate of Incorporation is hereby amended to read in its entirety as follows:

“A. The total number of shares of all classes of stock which the Corporation shall have authority to issue is thirty-eight million (38,000,000), consisting of thirty-five million (35,000,000) shares of common stock, par value one cent ($.01) per share (the “Common Stock”), one million (1,000,000) shares of class B common stock, par value one cent ($.01) per share (the “Class B Common Stock”), and two million (2,000,000) shares of preferred stock, par value one cent ($.01) per share (the “Preferred Stock”).”

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment of the Restated Certificate of Incorporation to be executed this 9th day of June 2008.

By:	/s/ Michael D. Feldman
Michael D. Feldman
Chairman and
Chief Executive Officer